Exhibit 99.1

FOR IMMEDIATE RELEASE

STARZ REPORTS SECOND QUARTER 2016
FINANCIAL RESULTS

Englewood, Colo. - July 28, 2016 - Starz (NASDAQ: STRZA, STRZB) today reported second quarter 2016 results. Highlights include(1):

·	Reached $4.4 billion cash and stock deal to merge with Lions Gate

Financial Highlights:

·	Reported consolidated revenue of $402.6 million; operating income of $105.4 million; fully diluted earnings per share of $0.54 and Adjusted OIBDA(2) of $127.4 million

·	Starz Networks reported revenue of $343.1 million; operating income of $121.1 million and Adjusted OIBDA of $132.1 million

Operating Highlights:

·	Increased STARZ subscriptions by 200,000 since March 31, 2016 to a new high of 24.2 million; combined STARZ and STARZ ENCORE subscriptions of 56.0 million

·	Starz Digital licensed “The Girlfriend Experience” to Amazon in the UK, Germany, Austria and Japan

·	Launched STARZ app on Roku and Android TV platforms

·	STARZ PLAY Arabia officially launched in Egypt and Saudi Arabia, now serving 19 Middle East/North Africa countries

Programming Highlights:

·	“Power” third season premiere episode telecast set new record viewership for STARZ Original series(3); renewed for seasons four and five

·	“Outlander” concluded successful second book; renewed series for books three and four

Chris Albrecht, Starz President and Chief Executive Officer, added, “We performed very well in the second quarter, delivering strong financial results at Starz Networks and establishing a new record high of 24.2 million subscribers for STARZ. ‘Outlander’ and ‘The Girlfriend Experience’ grew viewership across multiple platforms demonstrating that our original programming continues to make Starz a ‘must-have’ service for consumers. We are thrilled with the record-setting viewership for the third season premiere episode telecast of “Power” and look forward to a strong third season from the critically-acclaimed “Survivor’s Remorse.” The new STARZ app is proving to be an enormous value proposition for consumers, as people look for additional ways to access our highly-rated, award-winning and diverse original programming and vast library of movies. We were excited to announce the planned merger with Lions Gate, which will enable the combined company to capitalize on content opportunities across multiple platforms. As we move forward, we are confident in the prospects for Starz and believe that we can be even stronger in combination with Lions Gate.”

Consolidated
Revenue decreased 4% to $402.6 million, operating income decreased 5% to $105.4 million and Adjusted OIBDA increased 3% to $127.4 million.

Starz Networks
Revenue increased 3% to $343.1 million as a result of rate increases from various distributors partially offset by lower average subscriptions. Operating income increased 9% to $121.1 million and Adjusted OIBDA increased 8% to $132.1 million due to higher revenue and lower programming costs partially offset by higher selling, general and administrative expenses, including marketing costs associated with the launch of our new STARZ app and increased litigation costs. Cash paid for investment in films and television programs decreased $9.7 million to $61.5 million.

Starz Distribution
Revenue decreased 23% to $60.0 million, operating income decreased $6.5 million to a loss of $5.4 million and Adjusted OIBDA decreased $6.6 million to a loss of $4.6 million. These decreases were primarily a result of fewer significant new release titles from The Weinstein Company. Also contributing to the decrease in operating income and Adjusted OIBDA was an increase in bad debt. Cash paid for investment in films and television programs decreased $50.9 million to $2.8 million due to timing of payments under our distribution agreement with The Weinstein Company.

Eliminations/Other
Operating loss increased $9.5 million to $10.3 million due to merger related costs.

Share Repurchases

From May 1, 2016 through June 30, 2016, 0.9 million shares of common stock were purchased at an average cost per share of $26.75 for total cash consideration of $23.7 million. Since trading began on January 14, 2013, Starz has repurchased 29.8 million shares at an average cost per share of $28.29 for aggregate cash consideration of $843.3 million. These repurchases represent 24.5% of the shares outstanding as of January 14, 2013. Starz currently has $356.7 million remaining under its share repurchase authorization. Under the merger agreement with Lions Gate, Starz is prohibited from repurchasing its common stock. Accordingly, there will be no repurchases of common stock through the closing of the merger.

FOOTNOTES

(1)
Starz’s President and CEO Chris Albrecht and CFO Scott Macdonald will discuss these highlights and other matters during the Starz earnings conference call, which will begin at 5:00 p.m. (ET) on July 28, 2016. For information regarding how to access the call, please see “Important Notice” later in this document.

(2)	For a definition of Adjusted OIBDA and applicable reconciliations see Non-GAAP Financial Measures and Reconciling Schedule below.

(3)	Source: Nielsen NPower, July 17, 2017 9PM airing of “Power’s” season premiere, Live +3 P2+ Projections (000s)

NOTES

·	Unless otherwise noted, the foregoing discussion compares financial information for the three months ended June 30, 2016 to the same period in 2015.

SUPPLEMENTAL INFORMATION
As a supplement to Starz’s consolidated statements of operations, included in its Form 10-Q, the following is a presentation of quarterly financial information and operating metrics for the periods indicated.

Please see the definition of Adjusted OIBDA below and a discussion of why management believes the presentation of Adjusted OIBDA provides useful information for investors. The Reconciling Schedule below provides a reconciliation of Adjusted OIBDA to operating income for the same periods, as determined under GAAP.

QUARTERLY SUMMARY

(amounts in millions, except per share data)	2Q15	3Q15	4Q15	1Q16	2Q16
Starz Networks	$ 333.3	$ 329.3	$ 327.8	$ 339.9	$ 343.1
Starz Distribution(1)	78.4	65.6	100.1	92.7	60.0
Starz Animation	6.5	9.3	1.5	—	—
Eliminations	(0.5)	(0.1)	(1.8)	(0.7)	(0.5)
Revenue	$ 417.7	$ 404.1	$ 427.6	$ 431.9	$ 402.6

Starz Networks	$ 110.9	$ 101.6	$ 52.0	$ 105.3	$ 121.1
Starz Distribution	1.1	0.9	5.0	9.7	(5.4)
Starz Animation	(0.7)	(0.2)	—	—	—
Eliminations/Other	(0.8)	(0.5)	(2.1)	(0.9)	(10.3)
Operating income	$ 110.5	$ 101.8	$ 54.9	$ 114.1	$ 105.4

Starz Networks	$ 122.2	$ 113.1	$ 63.6	$ 116.8	$ 132.1
Starz Distribution	2.0	1.8	5.9	10.6	(4.6)
Starz Animation	(0.7)	(0.1)	(0.1)	—	—
Eliminations	(0.1)	(0.1)	(1.4)	(0.3)	(0.1)
Adjusted OIBDA	$ 123.4	$ 114.7	$ 68.0	$ 127.1	$ 127.4

Net income	$ 63.0	$ 59.5	$ 27.9	$ 67.0	$ 54.4
Earnings per share (diluted)	$ 0.59	$ 0.57	$ 0.26	$ 0.65	$ 0.54

Starz Networks	$ 71.2	$ 48.6	$ 57.9	$ 81.1	$ 61.5
Starz Distribution	53.7	2.8	6.2	15.1	2.8
Total IFT(2)	$ 124.9	$ 51.4	$ 64.1	$ 96.2	$ 64.3

Subscription units - STARZ	23.5	23.3	23.6	24.0	24.2
Subscription units - STARZ ENCORE	33.3	32.5	32.2	32.4	31.8
Total subscription units	56.8	55.8	55.8	56.4	56.0

(1) Includes the following home video net sales	$ 37.4	$ 34.3	$ 56.8	$ 34.5	$ 16.0
(2) Cash paid for investment in films and television programs

CASH AND DEBT
The following presentation is provided to separately identify cash and debt information.

(amounts in millions)	6/30/15	9/30/15	12/31/15	3/31/16	6/30/16
Cash	$ 20.3	$ 17.0	$ 10.7	$ 9.8	$ 12.9

Debt:
Revolving credit facility	$ 506.0	$ 425.0	$ 308.0	$ 391.0	$ 352.0
5% senior notes	677.2	677.1	676.9	676.8	676.7
Debt issuance costs, net	(13.4)	(12.6)	(11.9)	(11.1)	(10.4)
Transponder capital lease	23.9	22.8	21.6	20.4	19.1
Building capital lease	43.5	43.3	43.2	43.0	42.9
Total debt	$ 1,237.2	$ 1,155.6	$ 1,037.8	$ 1,120.1	$ 1,080.3

NON-GAAP FINANCIAL MEASURES

This press release includes a presentation of Adjusted OIBDA, which is a non-GAAP financial measure, together with a reconciliation to operating income, as determined under GAAP. We evaluate performance and make decisions about allocating resources to our operating segments based on financial measures such as Adjusted OIBDA. We define Adjusted OIBDA as revenue less programming costs, production and acquisition costs, home video cost of sales, operating expenses and selling, general and administrative expenses, but excluding all stock compensation expense. Our chief operating decision maker uses this measure of performance in conjunction with other measures to evaluate our operating segments’ performance and make decisions about allocating resources among our operating segments. We believe that Adjusted OIBDA is an important indicator of the operational strength and performance of our operating segments, including each operating segment’s ability to assist in servicing our debt and to fund investments in films and television programs. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between operating segments and identify strategies to improve performance.

This measure of performance excludes stock compensation, merger related costs and depreciation and amortization that are included in the measurement of operating income pursuant to GAAP. The primary material limitations associated with the use of Adjusted OIBDA as compared to GAAP results are (i) it may not be comparable to similarly titled measures used by other companies in our industry, and (ii) it excludes financial information that some may consider important in evaluating our performance. We compensate for these limitations by providing a reconciliation of Adjusted OIBDA to GAAP results to enable investors to perform their own analysis of our operating results. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, income before income taxes, net income, net cash provided by (used in) operating activities and other measures of financial performance prepared in accordance with GAAP. Please see the Reconciling Schedule below for the applicable reconciliation.

RECONCILING SCHEDULE

The following table provides a reconciliation of Adjusted OIBDA for Starz Consolidated, Starz Networks, Starz Distribution and Eliminations/Other to operating income calculated in accordance with GAAP for the three months ended June 30, 2015, September 30, 2015, December 31, 2015, March 31, 2016 and June 30, 2016, respectively.

Starz Consolidated
(amounts in millions)	2Q15	3Q15	4Q15	1Q16	2Q16
Adjusted OIBDA	$ 123.4	$ 114.7	$ 68.0	$ 127.1	$ 127.4
Stock compensation	(8.1)	(8.1)	(8.4)	(8.3)	(7.3)
Merger related costs	—	—	—	—	(9.5)
Depreciation and amortization	(4.8)	(4.8)	(4.7)	(4.7)	(5.2)
Operating income	$ 110.5	$ 101.8	$ 54.9	$ 114.1	$ 105.4

Starz Networks
(amounts in millions)	2Q15	3Q15	4Q15	1Q16	2Q16
Adjusted OIBDA	$ 122.2	$ 113.1	$ 63.6	$ 116.8	$ 132.1
Stock compensation	(7.3)	(7.4)	(7.6)	(7.5)	(6.6)
Depreciation and amortization	(4.0)	(4.1)	(4.0)	(4.0)	(4.4)
Operating income	$ 110.9	$ 101.6	$ 52.0	$ 105.3	$ 121.1

Starz Distribution
(amounts in millions)	2Q15	3Q15	4Q15	1Q16	2Q16
Adjusted OIBDA	$ 2.0	$ 1.8	$ 5.9	$ 10.6	$ (4.6)
Stock compensation	(0.5)	(0.5)	(0.6)	(0.6)	(0.5)
Depreciation and amortization	(0.4)	(0.4)	(0.3)	(0.3)	(0.3)
Operating income (loss)	$ 1.1	$ 0.9	$ 5.0	$ 9.7	$ (5.4)

Eliminations/Other
(amounts in millions)	2Q15	3Q15	4Q15	1Q16	2Q16
Adjusted OIBDA	$ (0.1)	$ (0.1)	$ (1.4)	$ (0.3)	$ (0.1)
Stock compensation	(0.2)	(0.1)	(0.2)	(0.2)	(0.2)
Merger related costs	—	—	—	—	(9.5)
Depreciation and amortization	(0.5)	(0.3)	(0.5)	(0.4)	(0.5)
Operating loss	$ (0.8)	$ (0.5)	$ (2.1)	$ (0.9)	$ (10.3)

Starz
Consolidated Balance Sheets
(Amounts in millions, except share and per share amounts)
(Unaudited)

	June 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$12.9	$10.7
Trade accounts receivable, net of allowances of $18.4 and $35.2	289.8	252.9
Program rights, net	375.6	316.1
Other current assets	60.5	90.1
Total current assets	738.8	669.8
Program rights	326.1	335.9
Investment in films and television programs, net	223.2	215.6
Property and equipment, net of accumulated depreciation of $142.3 and $134.5	87.8	89.2
Deferred income taxes	21.5	21.2
Goodwill	131.8	131.8
Other assets, net	111.3	100.7
Total assets	$1,640.5	$1,564.2

Liabilities and Equity
Current liabilities:
Current portion of debt	$5.8	$5.6
Trade accounts payable	5.5	8.0
Accrued liabilities	272.8	267.7
Deferred revenue	12.2	10.3
Total current liabilities	296.3	291.6
Debt	1,074.5	1,032.2
Other liabilities	34.1	22.7
Total liabilities	1,404.9	1,346.5

Stockholders’ equity:
Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued	—	—
Series A common stock, $.01 par value. Authorized 2,000,000,000 shares; issued and outstanding 87,217,109 and 91,468,763 shares at June 30, 2016 and December 31, 2015, respectively	0.9	0.9
Series B common stock, $.01 par value. Authorized 75,000,000 shares; issued and outstanding 9,858,316 and 9,861,294 shares at June 30, 2016 and December 31, 2015, respectively	0.1	0.1
Additional paid-in capital	—	—
Accumulated other comprehensive loss, net of taxes	(2.5)	(1.5)
Retained earnings	237.1	218.2
Total equity	235.6	217.7
Commitments and contingencies
Total liabilities and equity	$1,640.5	$1,564.2

Starz
Consolidated Statements of Operations
(Amounts in millions, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenue:
Programming networks and other services	$386.6	$380.3	$784.0	$796.1
Home video net sales	16.0	37.4	50.5	72.3
Total revenue	402.6	417.7	834.5	868.4

Costs and expenses:
Programming (including amortization)	148.1	154.5	298.8	300.5
Production and acquisition (including amortization)	43.2	50.0	101.3	106.6
Home video cost of sales	5.1	10.0	12.5	20.4
Operating	7.1	12.4	13.1	25.7
Selling, general and administrative	79.0	75.5	169.9	152.7
Merger related	9.5	—	9.5	—
Depreciation and amortization	5.2	4.8	9.9	9.5
Total costs and expenses	297.2	307.2	615.0	615.4

Operating income	105.4	110.5	219.5	253.0

Other expense:
Interest expense, net of amounts capitalized	(11.5)	(11.3)	(23.4)	(22.5)
Other expense, net	(6.7)	(2.1)	(6.3)	(4.3)
Income before income taxes	87.2	97.1	189.8	226.2

Income tax expense	(32.8)	(34.1)	(68.4)	(77.1)

Net income	54.4	63.0	121.4	149.1

Net loss (income) attributable to noncontrolling interest	—	0.4	—	(1.1)

Net income attributable to stockholders	$54.4	$63.4	$121.4	$148.0

Basic net income per common share	$0.56	$0.63	$1.24	$1.46
Diluted net income per common share	$0.54	$0.59	$1.20	$1.39
Weighted average number of common shares outstanding:
Basic	96.9	101.4	98.0	101.3
Diluted	100.0	106.9	101.4	106.6

Starz
Consolidated Statements of Cash Flows
(Amounts in millions)
(Unaudited)

	Six Months Ended June 30,
	2016	2015
Operating activities:
Net income	$121.4	$149.1
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	9.9	9.5
Amortization of program rights	275.4	281.1
Program rights payments	(217.2)	(253.5)
Amortization of investment in films and television programs	74.2	80.1
Investment in films and television programs	(160.5)	(233.6)
Stock compensation	15.6	16.4
Deferred income taxes	(0.3)	(10.2)
Other non-operating and non-cash items	(5.8)	(7.2)
Changes in assets and liabilities:
Current and other assets	0.9	(23.3)
Payables and other liabilities	(12.6)	(34.4)
Net cash provided by (used in) operating activities	101.0	(26.0)

Investing activities:
Purchases of property and equipment	(7.8)	(5.8)
Investment in and advances to equity investee	(13.5)	—
Net cash used in investing activities	(21.3)	(5.8)

Financing activities:
Borrowings of debt	260.0	734.0
Payments of debt	(218.7)	(662.6)
Debt issuance costs	—	(5.0)
Repurchases of common stock	(120.7)	(32.8)
Exercise of stock options	2.3	7.7
Minimum withholding of taxes related to stock compensation	(1.7)	(15.3)
Excess tax benefit from stock compensation	1.3	12.7
Net cash provided by (used in) financing activities	(77.5)	38.7

Net increase in cash and cash equivalents	2.2	6.9
Cash and cash equivalents:
Beginning of period	10.7	13.4
End of period	$12.9	$20.3

IMPORTANT NOTICE

·
Starz (NASDAQ: STRZA, STRZB) President and CEO Chris Albrecht and CFO Scott Macdonald, will discuss Starz’s financial performance, and may discuss future opportunities in a conference call which will begin at 5:00 p.m. (ET) on July 28, 2016. Participants in the United States/Canada may join the event by calling ReadyTalk at (877) 395-6218 and other international participants may dial (281) 973-6124 with the passcode 24769619 at least 10 minutes prior to the call. Replays of the conference call can be accessed through August 28, 2016 at 8:00 PM ET, by dialing (855) 859-2056 or (404) 537-3406 plus the passcode 24769619. The call will also be broadcast live via the Internet and archived on our website. To access the webcast go to http://ir.starz.com/events.cfm. Links to this press release will also be available on the Starz website.

·
This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed transaction with Lions Gate, statements about the anticipated synergies and benefits of the proposed transaction, business strategies, market potential, future financial prospects, new service and product launches including original content programming, new packaging and new distribution platforms for our programming, subscriber growth, international distribution opportunities, the suspension of our stock repurchase plan and other matters that are not historical fact. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, market acceptance of new products or services, the timely launch of our original programming, ongoing relationships with our distributors, competitive issues, regulatory matters affecting our businesses, continued access to capital on terms acceptable to Starz, changes in law, and the ability to enter into transactions for international expansion, and satisfaction of conditions to the proposed transaction with Lions Gate. These forward-looking statements speak only as of the date of this press release, and Starz expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Starz’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Starz, including the most recent Forms 10-K and 10-Q, for additional information about Starz and about the risks and uncertainties related to Starz’s business which may affect the statements made in this press release.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, a Registration Statement on Form
S-4 that includes a Joint Proxy Statement of Lions Gate and Starz and a Prospectus of Lions Gate is being filed with the SEC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Lions Gate and Starz will be submitted to Starz’s stockholders and Lions Gate’s stockholders for their consideration. Stockholders of Lions Gate and stockholders of Starz are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction (a preliminary filing of which has been made with the SEC) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lions Gate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lions Gate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at (855) 807-2929.

Participants in the Solicitation

Lions Gate, Starz and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lions Gate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 29, 2015, and certain of its Current Reports on Form 8-K. Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K. For other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, see the joint proxy statement/prospectus.
Free copies of this document may be obtained as described in the preceding paragraph.

About Starz

Starz (NASDAQ: STRZA, STRZB) is a leading integrated global media and entertainment company with operating units that provide premium subscription video programming on domestic U.S. pay television networks (Starz Networks) and global content distribution (Starz Distribution), www.starz.com. The Starz Networks operating unit is home to the flagship STARZ® brand with 24.2 million subscribers in the United States as of June 30, 2016, with the STARZ ENCORESM network at 31.8 million subscribers. Through STARZ, the company provides high quality, entertaining premium subscription video programming with 17 premium pay TV channels and associated on-demand and online services. STARZ is sold through U.S. multichannel video distributors, including cable operators, satellite television providers, telecommunications companies, and other online and digital platforms. Starz offers subscribers more than 5,000 distinct premium television episodes and feature films every year and up to 1,500 every month, including STARZ Original series, first-run movies and other popular movie and television programming. The Starz Distribution operating unit is home to the Anchor Bay Entertainment, Starz Digital, and Starz Worldwide Distribution divisions. In addition to STARZ Original series, Starz Distribution develops, produces and acquires movies, television and other entertainment content for worldwide home video, digital, and television licensing and sales.

###
Contacts:

Courtnee Chun                        Theano Apostolou
Investor Relations                    Corporate Communications
(720) 875-5420                        (424) 204-4052
courtnee.chun@starz.com                theano@starz.com